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                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*


                 Parallel Petroleum Corporation
                        (Name of Issuer)

                  Common Stock, $.01 Par Value

                 (Title of Class of Securities)

                           699157103

                         (CUSIP Number)

                        Joseph E. Canon
                     Dodge Jones Foundation
                      400 Pine, Suite 900
                     Abilene, Texas 79601
                         (915) 673-4052

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       November 22, 1999

    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
_____.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following pages)


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USIP No. 699157103                13D                    Page 2 of 14 Pages



1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Julia Jones Matthews


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)              (a)____
                                           (b)____

3.  SEC USE ONLY


4.  SOURCE OF FUNDS  (See Instructions)
                                  W C

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                             ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.



                7.  SOLE VOTING POWER
 NUMBER OF
                              571,428
  SHARES

BENEFICALLY     8.  SHARED VOTING POWER

OWNED BY

  EACH          9.  SOLE DISPOSITIVE POWER

REPORTING                      571,428

  PERSON       10.  SHARED DISPOSITIVE POWER

  WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                   571,428


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (See Instructions)
                                        ___X__


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                              2.79%

14.  TYPE OF REPORTING PERSON (See Instructions)

                               I N

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CUSIP No. 699157103           13D                 Page 3 of 14 Pages



1.  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Dodge Jones Foundation


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (See Instructions)         (a)____
                                      (b)____

3.  SEC USE ONLY


4.  SOURCE OF FUNDS (See Instructions)

                          W C

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                         ____

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                          Texas


  NUMBER OF

   SHARES
              7.  SOLE VOTING POWER:
BENEFICIALLY

  OWNED BY    8.  SHARED VOTING POWER

    EACH                  1,371,482

 REPORTING
              9.  SOLE DISPOSITIVE POWER:
  PERSON

   WITH      10.    SHARED DISPOSITIVE POWER

                          1,371,482

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          1,371,482

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                      (See Instructions)  __x__


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          6.44%


14.  TYPE OF REPORTING PERSON (See Instructions)

                          C O

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Item 1.  Security  and  Issuer

     The class of securities to which this Schedule 13D (this
"Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Parallel Petroleum Corporation, a Delaware corporation ("Parallel"), whose address is One Marienfeld Place, Suite 465, Midland, Texas 79701.


Item 2.  Identity  and  Background

     This Statement is being filed by (1) the Dodge Jones Foundation, a Texas corporation and (2) Julia Jones Matthews ("Matthews"), an individual (individually, a "Reporting Person", and collectively, the "Reporting Persons").

     The principal executive offices of the Dodge Jones Foundation and Matthews are located at 400 Pine, Suite 900, Abilene, Texas 79601.

     Matthews is the President and a Director of the Dodge Jones Foundation. The Dodge Jones Foundation was organized under the laws of Texas on December 22, 1954 and is a tax-exempt entity under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended. The Dodge Jones Foundation is engaged in the business of making charitable grants for general benevolent and philanthropic purposes.

     Matthews is also the trustee and sole beneficiary of the Julia Jones Mathews Family Trust (the "Trust"). The Trust is a revocable grantor trust.

     The name, business address and principal occupation and address of employment of each executive officer, director and controlling person of the Dodge Jones Foundation, including Matthews, is set forth in Exhibit A attached hereto and made a part hereof for all purposes.

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     Neither the Dodge Jones Foundation, Matthews nor, to their knowledge, any of the executive officers, directors or controlling persons of the Dodge Jones Foundation has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

     Neither the Dodge Jones Foundation, Matthews nor, to their knowledge, any executive officer, director or controlling person of the Dodge Jones Foundation has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Dodge Jones Foundation or Matthews or any such other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source  and  Amount  of  Funds  or  Other  Consideration

     On November 22, 1999, Parallel closed a private placement of 2,000,000 shares of Common Stock. The stock was sold to a total of twenty-two accredited investors and eight unaccredited investors. Of the 2,000,000 shares of Common Stock sold by Parallel, 200,000 shares were purchased by the Trust for cash at a price of $1.60 per share. All investors purchased the Common Stock on the same terms. The Trust's purchase was made with available working capital.


Item 4.  Purpose of Transaction

     The shares of Common Stock were acquired by the Trust to increase its equity interest in Parallel, which the Trust believes to be an attractive long-term investment.

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     The Dodge Jones Foundation, the Trust or Matthews, or any of
them, may in the future acquire or dispose of additional shares of Common Stock for their respective accounts, either through open market or privately negotiated transactions. Any such future decision will be made in light of the then current financial condition and prospects of Parallel, the market price of the Common Stock, general economic conditions, the securities market in general, other investment opportunities, fiduciary considerations, the financial condition of each Reporting Person, the Trust and other relevant factors.

     The Reporting Persons do not have any plans or proposals at the present time which relate to or would result in:

               (a) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Parallel;

               (b) A sale or transfer of a material amount of Parallel's assets;

               (c) Any change in the present board of directors or management of Parallel, including any plans or proposals to change the number or term of Parallel's directors;

               (d) Any material change in Parallel's present capitalization or dividend policy;

               (e) Any other material change in Parallel's business or corporate structure;

               (f) Changes in Parallel's charter or bylaws or other actions which may impede the acquisition of control of Parallel by any person;

               (g) Causing a class of Parallel's securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

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               (h)  A class of Parallel's equity securities becoming
     eligible for termination of registration pursuant to Section
     12(g)(4) of the Securities Exchange Act of 1934; or

               (i) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

     Parallel presently has issued and outstanding a total of 20,331,858 shares of Common Stock.

     The Dodge Jones Foundation holds directly and is the beneficial owner of 1,371,428 shares of Common Stock, which includes: (i)
971,428 shares that may be acquired upon conversion of 340,000 shares of 6% Convertible Preferred Stock (the "Preferred Stock") and (ii) 400,000 shares of Common Stock owned directly by the Dodge Jones
Foundation. The 1,371,428 shares of Common Stock beneficially owned by the Dodge Jones Foundation represents approximately 6.44% of Parallel's issued and outstanding Common Stock. The Dodge Jones
Foundation has shared voting and investment powers with respect to such shares of Common Stock.

     Matthews, in her capacity as trustee and beneficiary of the Trust, is the beneficial owner of (i) 400,000 shares of Common Stock owned directly by the Trust and (ii) 171,428 shares of Common Stock that may be acquired by the Trust upon conversion of 60,000 shares of Preferred Stock held directly by the Trust. Matthews has sole voting and investment powers with respect to the Common Stock held and beneficially owned by the Trust.

     By virtue of her position as the President and a Director of the Dodge Jones Foundation, Matthews may also be deemed to be the beneficial owner of (i) the 971,428 shares of Common Stock that may be acquired by the Dodge Jones Foundation upon conversion of the Preferred Stock held directly by it, and (ii) the 400,000 shares of Common Stock that are owned directly by the Dodge Jones Foundation.

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     Including the 1,371,428 shares of Common Stock beneficially owned by the Dodge Jones Foundation, Matthews may be deemed to be the beneficial owner of a total of 1,942,856 shares of Common Stock, which represents approximately 9.05% of Parallel's issued and outstanding Common Stock. However, Matthews disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Dodge Jones Foundation. The fact that Matthews has included securities owned by the Dodge Jones Foundation in this Statement shall not be deemed an admission that Matthews is the beneficial owner of any such securities. Excluding the 1,371,428 shares of Common Stock beneficially owned by the Dodge Jones Foundation and as to which Matthews disclaims beneficial ownership, Matthews has beneficial ownership of 571,428 shares of Common Stock, or approximately 2.79% of Parallel's issued and outstanding Common Stock. Matthews has sole voting and investment powers with respect to 571,428 shares of Common Stock held in the name of the Trust, and may be deemed to have shared voting and investment powers with respect to the 1,371,428 shares of Common Stock beneficially owned by the Dodge Jones Foundation.

     Although the number of shares of Common Stock beneficially owned by the Reporting Persons does not constitute a majority of the outstanding shares of Common Stock, the Reporting Persons may nonetheless beneficially own a sufficient number of shares of Common Stock to influence control of Parallel.

     To the best knowledge of the Dodge Jones Foundation and Matthews, no executive officer or director of the Dodge Jones Foundation and no associate of the Dodge Jones Foundation or Matthews owns or has a right to acquire, directly or indirectly, any shares of Common Stock, except that Joseph E. Canon, the Executive Director of the Dodge Jones Foundation, has direct beneficial ownership of 42,300 shares of Common Stock. Of the 42,300 shares of Common
Stock owned by Joseph E. Canon, 20,000 shares were purchased by him in Parallel's private placement described under Item 3.

     Except as described in this Statement, no transactions in the Common Stock were effected during the past 60 days by the Dodge
Jones Foundation, the Trust or Matthews or, to the best knowledge of

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the Dodge Jones Foundation and Matthews, by any executive officer, director or affiliated person of the Dodge Jones Foundation or Matthews, or by any subsidiary of the Dodge Jones Foundation or by any executive officer, director or affiliated person of any such subsidiary.

     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     As described in Item 5 above, the Trust and the Dodge Jones
Foundation collectively own an aggregate of 400,000 shares of the Company's outstanding Preferred Stock.

     All holders of the Preferred Stock are entitled to dividends at the rate of $.60 per share per annum and are payable semi-annually on June 15 and December 15 of each year. Each share of Preferred Stock may be converted, at the option of the holder, into 2.8571 shares of Common Stock at an initial conversion price of $3.50 per share, subject to normal anti-dilution adjustments. The Preferred Stock may be redeemed at the Company's option, in whole or part, for $10.00 per share plus accrued dividends. The Preferred Stock does not have any voting rights, except as required by applicable law and except that as long as any shares of Preferred Stock remain outstanding, the holders of a majority of the outstanding shares of the Preferred Stock may vote on any proposal to change any provision of the Preferred Stock which materially and adversely affects the rights, preferences or privileges of the Preferred Stock. The Preferred Stock is senior to the Common Stock with respect to dividends and on liquidation, dissolution or winding up of the Company. The Preferred Stock has a liquidation preference of $10.00 per share, plus accrued and unpaid dividends.

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Item 7. Material to be Filed as Exhibits

     Exhibit A    Name,  residence  address and present  principal  occupation and address of employment of each executive officer, director and controlling person of the Dodge Jones Foundation.

     Exhibit B   Joint Filing Agreement


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                           Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   DODGE JONES FOUNDATION



                                   By:  /s/ Joseph Edwin Canon
                                        -----------------------
                                        Joseph Edwin Canon,
                                             Executive Director

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                           Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                     /s/ Julia Jones Matthews
                                         --------------------
                                         Julia Jones Matthews
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                            EXHIBIT A


     The table below sets forth the name, residence address and present principal occupation and address of employment of the executive officers, directors and controlling persons of the Dodge Jones Foundation.



                                        Present Position
Name and                                with Dodge Jones          Present Principal Occupation and
Business Address       Citizenship         Foundation                    Address of Employment
---------------        ----------       ----------------           --------------------------------


Julia Jones Matthews    U.S.             President and Director      Investments and Philanthropic
400 Pine, Suite 900                                                    Activities
Abilene, Texas 79601                                                 400 Pine, Suite 900
                                                                     Abilene, Texas 79601

Joseph E. Canon         U.S.             Executive Director          Executive Director of Dodge
400 Pine, Suite 900                                                     Jones Foundation
Abilene, Texas 79601                                                 400 Pine, Suite 900
                                                                     Abilene, Texas 79601

Melvin W. Holt          U.S.             Director and Vice           Office Manager
400 Pine, Suite 900                         President                Dodge Jones Foundation
Abilene, Texas 79601                                                 400 Pine, Suite 900
                                                                     Abilene, Texas 79601

Lawrence E. Gill        U.S.             Director and Vice           Grants Administrator
400 Pine, Suite 900                         President                Dodge Jones Foundation
Abilene, Texas 79601                                                 400 Pine, Suite 900
                                                                     Abilene, Texas 79601

John A. Matthews, Jr.   U.S.             Director                    Investor/Rancher
2030-A Loop 306                                                      2030-A Loop 306
San Angelo, Texas 76904                                              San Angelo, Texas 76904


Kade L. Matthews        U.S.             Director                    Investor/Rancher
P.O. Box 1170                                                        P.O. Box 1170
Clarendon, Texas 79226                                               Clarendon, Texas 79226


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                            EXHIBIT B


                      Joint Filing Agreement


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Parallel Petroleum Corporation and that this Joint Filing Agreement be included as an Exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument. IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement this 16th day of December, 1999.


                                Dodge Jones Foundation



                                By: /s/ Joseph E. Canon
                                    -----------------------------------
                                    Joseph E. Canon, Executive Director




                                   /s/ Julia Jones Matthews
                                   ------------------------------------
                                   Julia Jones Matthews, individually